October 2, 2007

Mr. Dennis C. Hult, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Small Business
100 F Street, N.W.
Mail Stop 7010
Washington, D.C.  20549-0405

RE:       Material Technologies, Inc. (the “Company”)
            Amendment to Form 8-K/A filed September 25, 2007

Dear Mr. Hult:

Thank you for the comments in your letter dated September 28, 2007 (the “Comment Letter”) regarding our Form 8-K/A.  Following please find our responses to all of the comments in the Comment Letter.  These responses are numbered and titled consecutively with the numbering and headings of the Comment Letter for your convenience.

Item 4.01 Form 8-K/A dated September 19, 2007 filed September 25, 2007

1.         Please be advised that for the last two years and any subsequent interim period preceding the resignation, there were no “reportable events” between the Company and KMJ Corbin and Company, LLP (“KMJ”) as defined in Item 304(a)(1)(v) of Regulation S-K.  Although the Company reported material weaknesses in their Form 10-KSB for the period ending December 31, 2006 and Form 10-QSB for the periods ending March 31, 2007 and June 30, 2007, those issues were not the reason for KMJ’s resignation as the audit firm for the Company.

2.         Please note that KMJ has not provided the Company any communications regarding any disagreements or reportable events, as defined by Item 304 of Regulation S-K.

3.         Please note that the Company has attached an updated Exhibit 16 letter from KMJ to the Form 8-K/A.

            Thank you for your continued review of this Form 8-K/A.  Marked copies of Form 8-K/A are enclosed herewith for your convenience.  Please advise if you have any further comments.

Very truly yours,

Material Technologies, Inc.

/s/ Robert M. Bernstein
By: Robert M. Bernstein
Its: Chief Executive Officer